SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2010, dated May 20, 2010	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: May 20, 2010

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports First Quarter 2010

Unaudited Financial Results

(Beijing – May 20, 2010) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2010.

William Ding, Chief Executive Officer and Director of NetEase, stated, “For the first quarter, total revenues from online games increased by approximately 50% year-over-year, primarily due to revenues generated from new games and the operation of Blizzard Entertainment’s World of Warcraft®.”

“Our fourth quarter 2009 release of Fantasy Westward Journey’s ninth expansion pack, Ancient Runes, delivered favorable feedback from players as reflected in the new player statistics during the first quarter of 2010 as compared with the preceding quarter. We plan to launch two additional expansion packs for Westward Journey II and III during the third quarter of 2010, reflecting our continuing effort to update content and promote new user interest for these games.”

“The Flying Dragon expansion pack for Tianxia II was launched in December 2009 and, as expected, delivered strong growth in new player statistics for the first quarter. We plan to issue another new expansion pack to coincide with the first anniversary of Tianxia II in September 2010, along with a series of sales promotion activities to drive further growth for this game. We also commercially launched Heroes of Tang Dynasty in April 2010 following successful closed beta testing results, and plan to launch an expansion pack for this game in the fourth quarter of 2010.”

“World of Warcraft, a game licensed from Blizzard Entertainment, performed well during the first quarter. In addition, we are currently testing ways to expand the game’s presence in certain second- and third-tier cities in China. Our application for the launch of Blizzard Entertainment’s Wrath of the Lich King®, the game’s second expansion set, is currently under regulatory review.”

Mr. Ding continued, “Our advertising revenue for the first quarter of 2010 was more than double that of the first quarter of 2009, which indicates the rebound in the Chinese advertising market and successful execution of our advertising and portal development strategies. The quarter-over-quarter decline of approximately 50% from our strong fourth quarter 2009 revenue result reflects typical industry seasonality. Portal traffic grew steadily in the first quarter, and we achieved our largest quarterly increase in new e-mail accounts in over a year.”

First Quarter 2010 Financial Results

Revenues

Total revenues for the first quarter of 2010 were RMB1.2 billion (US$175.1 million), compared to RMB1.3 billion and RMB781.7 million for the preceding quarter and the first quarter of 2009, respectively.

Revenues from online games were RMB1.1 billion (US$159.0 million) for the first quarter of 2010, compared to RMB1.1 billion and RMB724.0 million for the preceding quarter and the first quarter of 2009, respectively.

Revenues from advertising services were RMB91.5 million (US$13.4 million) for the first quarter of 2010, compared to RMB183.7 million and RMB41.0 million for the preceding quarter and the first quarter of 2009, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB18.1 million (US$2.6 million) for the first quarter of 2010, compared to RMB18.5 million and RMB16.6 million for the preceding quarter and the first quarter of 2009, respectively.

Gross Profit

Gross profit for the first quarter of 2010 was RMB780.7 million (US$114.4 million), compared to RMB844.1 million and RMB641.7 million for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter decrease in gross profit was primarily attributable to a seasonal decline in advertising revenue. The year-over-year increase in gross profit was primarily attributable to increased online game revenue, mainly from World of Warcraft operations, and increased advertising revenue, mainly attributable to the rebound in the Chinese advertising market and the successful execution of our advertising and portal development strategies in the first quarter of 2010. The foregoing revenue increases were partially offset by increased cost of revenues, mainly attributable to royalties and consultancy fees related to World of Warcraft operations, headcount-related staffing costs for both the online game and advertising businesses and increased content costs in the first quarter of 2010.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the first quarter of 2010 was 72.1%, compared to 70.8% and 90.0% for the preceding quarter and the first quarter of 2009, respectively. The slight quarter-over-quarter improvement in gross profit margin was due to the change of product mix in the first quarter of 2010. The year-over-year decrease in gross profit margin was primarily due to World of Warcraft operations in the current quarter. Lower margin was reported for World of Warcraft operations compared to the Company’s in-house developed games primarily because of royalties, amortization of license fees and technical consultancy service fees associated with the licensing and operation of Blizzard Entertainment’s World of Warcraft.

Gross profit margin for the advertising business for the first quarter of 2010 was 22.9%, compared to 58.4% and gross loss margin of 13.1% for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter decrease in gross profit margin was primarily due to a significant decrease in advertising revenues as explained above, which was partially offset by a relatively small reduction in related costs of revenue. The year-over-year increase in gross profit margin was primarily due to the significant increase in advertising revenue in the first quarter of 2010 as explained above.

Gross loss margin for the WVAS and others business for the first quarter of 2010 was 34.0%, compared to 38.5% and 22.3% for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter decrease in gross loss margin was mainly due to reduced depreciation charge as servers associated with WVAS operations became fully depreciated and reduced other miscellaneous cost of revenues in the current quarter. The year-over-year increase in gross loss margin was mainly due to increased server custody usage fees in the current quarter resulting from volume increases associated with the Company’s free email and photo blog services and higher headcount-related costs, partially offset by reduced depreciation charge in the current quarter as assets became fully depreciated.

Operating Expenses

Total operating expenses for the first quarter of 2010 were RMB225.7 million (US$33.1 million), compared to RMB237.0 million and RMB150.6 million for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter decrease in operating expenses was mainly due to reduced marketing spending on corporate brand-building and game-specific promotional activities in the current quarter and decreased headcount-related staffing costs. The year-over-year increase in operating expense was primarily due to the significant increases in advertising spending on corporate-brand building and marketing promotion of Fantasy Westward Journey and Blizzard Entertainment’s World of Warcraft, and increased headcount-related staffing costs in the sales and marketing and research and development areas.

Net Profit

Net profit for the first quarter of 2010 totaled RMB452.3 million (US$66.3 million), compared to RMB571.8 million and RMB416.7 million for the preceding quarter and the first quarter of 2009, respectively. During the first quarter of 2010, the Company reported a net foreign exchange loss of RMB39.5 million (US$5.8 million) under Other, net, compared to RMB15.3 million and RMB47.5 million for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange losses were mainly due to the translation losses arising from the Company’s Euro-denominated bank deposit balances as of March 31, 2010 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per ADS of US$0.51 each for the first quarter of 2010. The Company reported basic and diluted earnings per ADS of US$0.65 and US$0.64 and US$0.48 and US$0.47 for the preceding quarter and the first quarter of 2009, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB94.5 million (US$13.8 million) for the first quarter of 2010, compared with RMB71.2 million and RMB61.7 million for the preceding quarter and the first quarter of 2009, respectively. The effective tax rate for the first quarter of 2010 was 17.4% as compared to 11.3% and 12.9% for the preceding quarter and the first quarter of 2009, respectively. The quarter-over-quarter increase in effective tax rate was mainly due to the reduction in income tax charge of certain subsidiaries for the first three quarters of 2009 recorded in the fourth quarter of 2009, reflecting qualification for preferred tax status being received in December 2009. The year-over-year increase in effective tax rate was primarily due to the fact that one of the Company’s principal subsidiaries reported its tax charge at the rate of 7.5% in the first quarter of 2009 as well as the fact that the net income derived from operations of Blizzard Entertainment’s World of Warcraft is subject to the standard enterprise income tax rate of 25% in China in the first quarter of 2010.

Other Information

As of March 31, 2010, the Company’s total cash and time deposit balance was RMB7.7 billion (US$1.1 billion), compared to RMB7.0 billion as of December 31, 2009. In addition, the Company had a restricted cash balance of approximately RMB32.0 million as of March 31, 2010, representing a security guarantee for consulting fee payments due to Blizzard Entertainment for a 12-month period to October 2010. The guarantee will be renewable annually until termination of the license agreement for the operations of World of Warcraft.

Cash flow generated from operating activities was RMB676.5 million (US$99.1 million) for the first quarter of 2010, compared to RMB712.4 million and RMB567.8 million for the preceding quarter and the first quarter of 2009, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8258 on March 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2010, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2009 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2009.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, May 19, 2010 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 20, 2010). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 877-941-2069 (international: 480-629-9713), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4291513#. The replay will be available through June 2, 2010.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,041,290	1,443,105	211,419
Time deposits	5,975,378	6,234,955	913,439
Restricted cash	123,864	32,000	4,688
Accounts receivable, net	187,340	143,079	20,961
Prepayments and other current assets	568,125	472,035	69,155
Deferred tax assets	76,565	66,981	9,813

Total current assets	7,972,562	8,392,155	1,229,475

Non-current assets:
Property, equipment and software, net	557,756	562,351	82,386
Land use right, net	12,305	12,240	1,793
License right, net	212,847	196,028	28,719
Deferred tax assets	4,188	1,823	267
Other long-term assets	43,811	43,873	6,428

Total non-current assets	830,907	816,315	119,593

Total assets	8,803,469	9,208,470	1,349,068

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	238,435	131,414	19,253
Salary and welfare payables	129,493	88,553	12,973
Taxes payable	213,727	210,143	30,787
Deferred revenue	583,470	656,615	96,196
Accrued liabilities and other payables	212,800	236,030	34,579

Total current liabilities	1,377,925	1,322,755	193,788

Long-term payable:
Other long-term payable	200	200	29

Total long-term payable	200	200	29

Total liabilities	1,378,125	1,322,955	193,817

Shareholders’ equity	7,425,344	7,885,515	1,155,251

Total liabilities and shareholders’ equity	8,803,469	9,208,470	1,349,068

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	724,024	1,088,041	1,085,322	159,003
Advertising services	41,030	183,679	91,548	13,412
Wireless value-added services and others	16,641	18,480	18,060	2,646

Total revenues	781,695	1,290,200	1,194,930	175,061
Business taxes	(5,772)	(40,291)	(30,442)	(4,459)

Total net revenues	775,923	1,249,909	1,164,488	170,602

Total cost of revenues	(134,229)	(405,787)	(383,788)	(56,226)

Gross profit	641,694	844,122	780,700	114,376

Operating expenses:
Selling and marketing expenses	(47,511)	(119,780)	(103,812)	(15,210)
General and administrative expenses	(52,296)	(54,159)	(54,879)	(8,040)
Research and development expenses	(50,789)	(63,054)	(66,996)	(9,815)

Total operating expenses	(150,596)	(236,993)	(225,687)	(33,065)

Operating profit	491,098	607,129	555,013	81,311
Other income (expenses):
Investment income	103	83	76	11
Interest income	35,560	29,746	30,785	4,510
Other, net	(48,319)	(7,571)	(42,230)	(6,187)

Net income before tax	478,442	629,387	543,644	79,645
Income tax	(61,739)	(71,194)	(94,515)	(13,847)

Net income after tax	416,703	558,193	449,129	65,798
Net loss attributable to noncontrolling interests	18	13,574	3,129	458

Net income attributable to the Company’s shareholders	416,721	571,767	452,258	66,256

Earnings per share, basic	0.13	0.18	0.14	0.02

Earnings per ADS, basic	3.25	4.42	3.49	0.51

Earnings per share, diluted	0.13	0.18	0.14	0.02

Earnings per ADS, diluted	3.23	4.39	3.47	0.51

Weighted average number of ordinary shares outstanding, basic	3,207,760	3,237,488	3,239,858	3,239,858

Weighted average number of ADS outstanding, basic	128,310	129,500	129,594	129,594

Weighted average number of ordinary shares outstanding, diluted	3,224,599	3,259,644	3,259,490	3,259,490

Weighted average number of ADS outstanding, diluted	128,984	130,386	130,380	130,380

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	416,703	558,193	449,129	65,798
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	21,979	58,657	58,839	8,620
Share-based compensation cost	10,815	5,774	5,861	859
Allowance for (reversal of) provision for doubtful debts	6,135	1,508	(9,361)	(1,371)
Loss on disposal of property, equipment and software	17	667	10,538	1,544
Unrealized exchange losses	47,547	13,305	50,301	7,369
Net equity share of loss (profit) from associated companies	1,051	(168)	132	19
Changes in operating assets and liabilities:
Accounts receivable	111,878	(71,358)	53,622	7,856
Prepayments and other current assets	(31,374)	(116,969)	110,172	16,142
Deferred tax assets	(17,350)	(16,698)	11,949	1,750
Accounts payable	(35,769)	65,450	(109,712)	(16,073)
Salary and welfare payables	(37,516)	65,651	(40,940)	(5,998)
Taxes payable	29,203	51,631	(20,875)	(3,058)
Deferred revenue	7,047	16,959	73,145	10,716
Accrued liabilities and other payables	37,418	79,764	33,730	4,942

Net cash provided by operating activities	567,784	712,366	676,530	99,115

Cash flows from investing activities:
Purchase of property, equipment and software	(23,031)	(54,091)	(60,135)	(8,810)
Proceeds from sale of property, equipment and software	16	10	—	—
Transfer from/(to) restricted cash	(82,000)	(41,863)	91,864	13,458
Net change in time deposits with terms of three months	913,789	(39,622)	(76,782)	(11,249)
Placement/rollover of matured time deposits	(2,099,024)	(2,646,827)	(2,771,650)	(406,055)
Uplift of matured time deposits	718,163	1,752,281	2,540,391	372,175
Net change in other assets	(634)	50	(1,977)	(290)

Net cash used in investing activities	(572,721)	(1,030,062)	(278,289)	(40,771)

Cash flows from financing activities:
Capital contribution from noncontrolling interests	2,525	16	—	—
Proceeds from employees exercising stock options	—	2,965	5,182	759

Net cash provided by financing activities	2,525	2,981	5,182	759

Effect of exchange rate changes on cash held in foreign currencies	1,201	(300)	(1,608)	(236)
Net increase (decrease) in cash	(1,211)	(315,015)	401,815	58,867
Cash, beginning of the period	793,408	1,356,305	1,041,290	152,552

Cash, end of the period	792,197	1,041,290	1,443,105	211,419

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	45,080	80,044	62,264	9,122
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	35,955	47,427	39,625	5,805

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands)

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	724,024	1,088,041	1,085,322	159,003
Advertising services	41,030	183,679	91,548	13,412
Wireless value-added services and others	16,641	18,480	18,060	2,646

Total revenues	781,695	1,290,200	1,194,930	175,061

Business taxes:
Online game services	(1,457)	(22,466)	(21,108)	(3,092)
Advertising services	(4,162)	(17,574)	(8,979)	(1,315)
Wireless value-added services and others	(153)	(251)	(355)	(52)

Total business taxes	(5,772)	(40,291)	(30,442)	(4,459)

Net revenues:
Online game services	722,567	1,065,575	1,064,214	155,911
Advertising services	36,868	166,105	82,569	12,097
Wireless value-added services and others	16,488	18,229	17,705	2,594

Total net revenues	775,923	1,249,909	1,164,488	170,602

Cost of revenues:
Online game services	(72,364)	(311,402)	(296,436)	(43,430)
Advertising services	(41,708)	(69,143)	(63,626)	(9,321)
Wireless value-added services and others	(20,157)	(25,242)	(23,726)	(3,475)

Total cost of revenues	(134,229)	(405,787)	(383,788)	(56,226)

Gross profit (loss):
Online game services	650,203	754,173	767,778	112,481
Advertising services	(4,840)	96,962	18,943	2,776
Wireless value-added services and others	(3,669)	(7,013)	(6,021)	(881)

Total gross profit	641,694	844,122	780,700	114,376

Gross profit (loss) margin:
Online game services	90.0%	70.8%	72.1%	72.1%
Advertising services	(13.1)%	58.4%	22.9%	22.9%
Wireless value-added services and others	(22.3)%	(38.5)%	(34.0)%	(34.0)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8258 on March 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	2,872	1,811	1,670	245
Operating expenses
- Selling and marketing expenses	952	342	320	47
- General and administrative expenses	3,810	1,607	1,823	267
- Research and development expenses	3,181	2,014	2,048	300